Exhibit 99.1

DigiAsia Corp. Announces Receipt of Nasdaq Notification Regarding Timely Filing of Interim Report on Form 6-K

NEW YORK, NY, March 19, 2025 – DigiAsia Corp. (NASDAQ: FAAS) (“DigiAsia” or the “Company”), a leading Fintech as a Service (FaaS) ecosystem provider, today announced that on March 18, 2025, the Company received a notice of non-compliance from the Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of not having timely filed its interim report on Form 6-K for the six months ended June 30, 2024, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2), which requires each foreign private issuer to submit on a Form 6-K an interim balance sheet and income statement as of the end of its second quarter to the U.S. Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the filing’s due date, or until June 30, 2025, to regain compliance.

The Company is working diligently to complete the interim report and will file the report as soon as practicable. This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About DigiAsia

DigiAsia is a leading Fintech as a Service (FaaS) provider operating a B2B2X model offering its complete Fintech solution in emerging markets. DigiAsia's fintech architecture offers small and medium business enterprises (SMEs) comprehensive embedded finance APIs to streamline processes across the commerce value chain of distributors and customers. DigiAsia's embedded fintech solutions equally address democratizing digital finance access that supports financial inclusion of underbanked merchants and consumers in emerging markets resulting in growth for enterprise business. The suite of B2B2X solutions provided by DigiAsia include, but are not limited to, cashless payments, digital wallets, digital banking, remittances and banking licenses. DigiAsia has recently established a strategic initiative to develop its embedded FaaS enterprise solution with AI capabilities in Southeast Asia, India, and the Middle East, with plans for global expansion.

For more information, please visit DigiAsia’s Corporate website here or Investor Relations website here.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning DigiAsia and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. DigiAsia cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in DigiAsia’s Form 20-F under the headings “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and DigiAsia specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

DigiAsia Company Contact:

Subir Lohani
Chief Financial Officer and Chief Strategy Officer
646-480-0142

Investor Contact:

MZ North America
Email: FAAS@mzgroup.us